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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

NEXT LEVEL COMMUNICATIONS, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

65333U 10 4
(CUSIP Number)

Michelle M. Warner
Motorola, Inc.
1303 East Algonquin Road, Schaumburg, IL 60196
(847) 576-5000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 15, 2003
(Date of Event Which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.    ☐

        Note:    Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65333U 10 4	13D

1.	Name of Reporting Persons. Motorola, Inc. I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group. (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only.

4.	Source of Funds (See Instructions). WC

5.	Check Box If Disclosure Of Legal Proceedings Is Required Pursuant to Items 2(d) Or 2(e). ☐

6.	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned	7.	Sole Voting Power.
		209,315,226 (Includes 40,186,630 shares of common stock which are subject to warrants currently exercisable within 60 days, 13,824,884 shares of common stock subject to Series A Convertible Preferred Stock, 51,387,000 shares of common stock subject to Series A-1 Convertible Preferred Stock and 511,499 shares of common stock delivered under Motorola's tender offer subject to guaranteed delivery.)

By Each	8.	Shared Voting Power. 0

Reporting Person With	9.	Sole Dispositive Power.
		209,315,226 (Includes 40,186,630 shares of common stock which are subject to warrants currently exercisable within 60 days, 13,824,884 shares of common stock subject to Series A Convertible Preferred Stock, 51,387,000 shares of common stock subject to Series A-1 Convertible Preferred Stock and 511,499 shares of common stock delivered under Motorola's tender offer subject to guaranteed delivery.)

	10.	Shared Dispositive Power. 0

11.	Aggregate Amount Beneficially Owned By Each Reporting Person.
209,315,226 (Includes 40,186,630 shares of common stock which are subject to warrants currently exercisable within 60 days, 13,824,884 shares of common stock subject to Series A Convertible Preferred Stock, 51,387,000 shares of common stock subject to Series A-1 Convertible Preferred Stock and 511,499 shares of common stock delivered under Motorola's tender offer subject to guaranteed delivery.)

12.	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent Of Class Represented By Amount In Row (11) 95.48%

14.	Type Of Reporting Person (See Instructions) CO

Item 1.    Security and Issuer.

        This Amendment No. 12 to Schedule 13D, relates to the Common Stock, par value $0.01 per share (the "Shares"), of Next Level Communications, Inc., a Delaware corporation ("Next Level") and amends and supplements all information contained in the initial statement on Schedule 13D (the "Initial Statement") filed on January 14, 2000, as amended by Amendment No. 1 filed on June 15, 2001, Amendment No. 2 filed on March 6, 2002, Amendment No. 3 filed on April 30, 2002, Amendment No. 4 filed on July 3, 2002, Amendment No. 5 filed on October 7, 2002, Amendment No. 6 filed on December 20, 2002, Amendment No. 7 filed on January 13, 2003, Amendment No. 8 filed with the Schedule TO on January 27, 2003, Amendment No. 9 filed with the Schedule TO Amendment No. 12 on March 24, 2003, Amendment No. 10 filed with Schedule TO Amendment No. 13 on March 26, 2003 and Amendment No. 11 filed with Schedule TO Amendment No. 16 on April 14, 2003, by Motorola, Inc., a Delaware corporation ("Motorola").

        Next Level's principal executive offices are at 6085 State Farm Drive, Rohnert Park, California 94928.

Item 2.    Identity and Background.

        Item 2 is amended and restated to read as follows:

        (a)—(c), (f)    This statement is being filed by Motorola. Motorola's principal executive offices are located at 1303 East Algonquin Road, Schaumburg, Illinois 60196. Motorola is a global leader in providing integrated communications solutions and embedded electronic solutions. These include: (i) Software-enhanced wireless telephone, two-way radio, messaging products and systems, as well as networking and Internet-access products, for consumers, network operators, and commercial, government and industrial customers; (ii) end-to-end systems for the delivery of interactive digital video, voice and high-speed data solutions for broadband operations; (iii) embedded semiconductor solutions for customers in the networking and computing, transportation wireless communications and digital consumer/home networking markets; and (iv) embedded electronic systems for automotive, industrial, transportation, navigation, communications and energy systems markets.

        The names, business addresses and present principal occupations or employment of the directors and executive officers of Motorola are set forth in the attached Appendix 1, which is incorporated herein by reference. To the best of Motorola's knowledge, except as noted on Appendix 1, all directors and executive officers of Motorola are citizens of the United States.

        (d)—(e)    Neither Motorola, nor to the best of Motorola's knowledge, any of the directors or executive officers listed on Appendix 1 has been, during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Items 3-4

        N/A

Item 5.    Interest in Securities of the Issuer

        Item 5 is hereby amended as set forth below:

        On April 15, 2003, Motorola exercised its conversion right and converted 26,506 shares of Series A-2 Convertible Preferred Stock in Next Level that it owns into approximately 26,506,000 Shares.

3

Items 6-7.

        N/A

4

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 16, 2003

MOTOROLA, INC.
By:	/s/ DONALD F. MCLELLAN
Name:	Donald F. McLellan
Title:	Corporate Vice President & Director, Corporate Development

5

APPENDIX 1

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
OF
MOTOROLA, INC.

        The following table sets forth the name, business address, and principal occupation or employment at the present time for each director and executive officer of Motorola. Unless otherwise noted, each such person is a citizen of the United States. In addition, unless otherwise noted, each such person's business address is 1303 East Algonquin Road, Schaumburg, Illinois 60106.

Name and Business Address Citizenship	Principal Occupation or Employment
Christopher B. Galvin	Chairman of the Board and Chief Executive Officer
Mike S. Zafirovski	President and Chief Operating Officer
Francesco Caio Via Caldera 21 20153 Milano, Italy Italian Citizenship	Chief Executive Officer of Cable and Wireless p.l.c. Netscalibur
H. Laurance Fuller Primary Business Center 1111 E. Warrenville Road, #257 Naperville, IL 60563	Retired. Formerly Co-Chairman of Board of Directors BP Amoco, p.l.c.
Anne P. Jones 5716 Bent Branch Road Bethesda, MD 20816	Consultant
Judy C. Lewent Merck & Co., Inc. One Merck Drive Whitehouse Station, NJ 08889	Executive Vice President and Chief Financial Officer and President, Human Health Asia Merck & Co., Inc.
Dr. Walter E. Massey Morehouse College 830 Westview Drive, SW Atlanta, GA 30314	President Morehouse College
Nicholas Negroponte Massachusetts Institute of Technology Media Laboratory 20 Ames Street, E15-210 Cambridge, MA 02139	Chairman Massachusetts Institute of Technology Media Laboratory
Indra K. Nooyi PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	President and Chief Financial Officer PepsiCo, Inc.

John E. Pepper, Jr. Procter & Gamble Co. One Procter & Gamble Plaza Cincinnati, OH 45202	Chairman of the Executive Committee Proctor & Gamble Co.
Samuel C. Scott III CPC International, Inc. 6500 Archer Road Summit-Argo, IL 60501	Chairman, President and Chief Executive Officer Corn Products International
Douglas A. Warner III J.P. Morgan Chase & Co. 345 Park Avenue, 11th Floor New York, NY 10154	Retired. Formerly Chairman of the Board J.P. Morgan Chase & Co.
B. Kenneth West Retired Chairman of the Board Harris Bankcorp, Inc. 32196 North River Road Libertyville, IL 60048-4247	Senior Consultant for Corporate Governance to Teachers Insurance and Annuity Association—College Retirement Equities Fund
Dr. John A. White University of Arkansas 425 Administration Building Fayetteville, AR 72701	Chancellor University of Arkansas

EXECUTIVE OFFICERS OF MOTOROLA,
INC.
(WHO ARE NOT ALSO DIRECTORS OF MOTOROLA, INC.)

Name	Title
Robert L. Barnett	Executive Vice President
Gregory Q. Brown	Executive Vice President, President and Chief Executive Officer Commercial, Government and Industrial Solutions Sector
Dennis J. Carey	Executive Vice President, President and Chief Executive Officer Integrated Electronic Systems Sector
Eugene A. Delaney	Executive Vice President and President Global Relations and Resources Organization
David W. Devonshire	Executive Vice President and Chief Financial Officer
Glenn A. Gienko	Executive Vice President and Motorola Director of Human Resources
A. Peter Lawson	Executive Vice President, General Counsel and Secretary
Thomas J. Lynch	Executive Vice President, President and Chief Executive Officer Personal Communications Sector
Daniel M. Moloney	Executive Vice President, President and Chief Executive Officer Broadband Communications Sector

Adrian R. Nemcek	Executive Vice President, President and Chief Executive Officer Global Telecom Solutions Sector
Fred (Theodore) A. Shlapak Canadian Citizenship	Executive Vice President, President and Chief Executive Officer Semiconductor Products Sector
Leif G. Soderberg	Senior Vice President and Director Global Strategy and Corporate Development
Padmasree Warrior	Senior Vice President and Chief Technology Officer

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  Item 1. Security and Issuer.
  Item 2. Identity and Background.
  Items 3-4
  Item 5. Interest in Securities of the Issuer
  Items 6-7.
SIGNATURE